# SEC Schedule 13D/A (Amendment No. 11) — Beneficial ownership report by holders of more than 5% of a class

Issuer: ONE Group Hospitality, Inc., CIK 0001399520
CUSIP: 88338K103
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 1624 MARKET STREET, SUITE 311, DENVER, Colorado (CO), 80202
Date of event which requires filing of this statement: 07/09/2025
Filed by CIK 0001688522
Persons authorized to receive notices and communications: MR. DAVID L. KANEN, KANEN WEALTH MANAGEMENT, LLC, 6810 Lyons Technology Circle, Suite 160, Coconut Creek, Florida (FL), 33073, 631-863-3100

## Reporting persons
- Philotimo Fund, LP (CIK 0001688522): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 1,823,266; sole dispositive power 0; shared dispositive power 1,823,266; aggregate amount beneficially owned 1,823,266 (5.9% of the class)
- Philotimo Focused Growth & Income Fund (CIK 0001962162): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 393,975; sole dispositive power 0; shared dispositive power 393,975; aggregate amount beneficially owned 393,975 (1.3% of the class)
- Kanen Wealth Management LLC (CIK 0001681614): type of reporting person: investment adviser (IA); citizenship or place of organization: Florida (FL); member of a group; source of funds: affiliate funds (AF), other (OO); sole voting power 0; shared voting power 4,328,182; sole dispositive power 0; shared dispositive power 4,328,182; aggregate amount beneficially owned 4,328,182 (14% of the class)
- Kanen David (CIK 0001681743): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: affiliate funds (AF), personal funds (PF), other (OO); disclosure of legal proceedings is required (Items 2(d) or 2(e)); sole voting power 20,237; shared voting power 4,328,182; sole dispositive power 20,237; shared dispositive power 4,328,182; aggregate amount beneficially owned 4,348,419 (14.1% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: ONE Group Hospitality, Inc.
Address of issuer's principal executive offices: 1624 MARKET STREET, SUITE 311, DENVER, Colorado (CO), 80202
Comment: The following constitutes Amendment No. 11 to the Schedule 13D filed by the undersigned ("Amendment No. 11"). This Amendment No. 11 amends the Schedule 13D as specifically set forth herein. Unless otherwise defined herein, all capitalized terms used herein shall have the meanings given to them in the Schedule 13D.

## Item 2. Identity and Background
Name of person filing:
Item 2(a) is hereby amended and restated to read as follows:

This statement is filed by:

(i) Philotimo Fund, LP, a Delaware limited partnership ("Philotimo"), with respect to the Shares beneficially owned by it;

(ii) Philotimo Focused Growth and Income Fund, a series of World Funds Trust, a Delaware statutory trust ("PHLOX"), with respect to the Shares beneficially owned by it;

(iii) Kanen Wealth Management, LLC, a Florida limited liability company ("KWM"), as the general partner of Philotimo and the investment manager of PHLOX and certain separately managed accounts (the "Managed Accounts"); and

(iv) David L. Kanen, as the managing member of KWM.

Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons." Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6 to the Schedule 13D. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended and restated to read as follows:

The Shares purchased by Philotimo were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market transactions. The Shares purchased by PHLOX were purchased with the funds for the accounts of its customers (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market transactions. The Shares purchased by KWM on behalf of the Managed Accounts were purchased with the funds for the accounts of its customers (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market transactions. The aggregate purchase price of the 1,823,266 Shares beneficially owned by Philotimo is approximately $3,344,278, including brokerage commissions. The aggregate purchase price of the 393,975 Shares beneficially owned by PHLOX is approximately $1,298,671, including brokerage commissions. The aggregate purchase price of the 2,110,941 Shares held in the Managed Accounts is approximately $4,688,377, including brokerage commissions. The aggregate purchase price of the 20,237 Shares beneficially owned by Mr. Kanen is approximately $41,091, including brokerage commissions.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 30,902,798 Shares outstanding as of April 30, 2025, which is the total number of Shares outstanding as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 7, 2025.

A. Philotimo
As of the close of business on July 10, 2025, Philotimo beneficially owned 1,823,266 Shares. Percentage: Approximately 5.9%

B. PHLOX
As of the close of business on July 10, 2025, PHLOX beneficially owned 393,975 Shares. Percentage: Approximately 1.3%

C. KWM
As of the close of business on July 10, 2025, KWM beneficially owned 4,328,182 Shares, consisting of (a) the 1,823,266 Shares owned directly by Philotimo, which KWM may be deemed to beneficially own as the general partner of Philotimo, (b) the 393,975 Shares owned directly by PHLOX, which KWM may be deemed to beneficially own as the investment manager of PHLOX and (c) the 2,110,941 Shares held in the Managed Accounts (including 97,145 Shares held in the Managed Accounts of certain members of Mr. Kanen's immediate family), which KWM may be deemed to beneficially own as the investment manager of the Managed Accounts. Percentage: Approximately 14.0%

D. Mr. Kanen
As of the close of business on July 10, 2025, Mr. Kanen beneficially owned 4,348,419 Shares, consisting of (a) the 20,237 Shares owned directly by Mr. Kanen, (b) the 1,823,266 Shares owned directly by Philotimo, which Mr. Kanen may be deemed to beneficially own as the managing member of KWM, (c) the 393,975 Shares owned directly by PHLOX, which Mr. Kanen may be deemed to beneficially own as the managing member of KWM, and (d) the 2,110,941 Shares held in the Managed Accounts (including 97,145 Shares held in the Managed Accounts of certain members of Mr. Kanen's immediate family), which Mr. Kanen may be deemed to beneficially own as the managing member of KWM. Percentage: Approximately 14.1%

Each Reporting Person is a member of a "group" with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, and such group may be deemed to beneficially own the 4,348,419 Shares beneficially owned in the aggregate by all the Reporting Persons, constituting approximately 14.1% of the outstanding Shares. Each Reporting Person disclaims beneficial ownership of the Shares that he or it does not directly own.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) is hereby amended and restated to read as follows:

A. Philotimo
1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,823,266
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,823,266

B. PHLOX
1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 393,975
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 393,975

C. KWM
1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 4,328,182
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 4,328,182

D. Mr. Kanen
1. Sole power to vote or direct vote: 20,237
2. Shared power to vote or direct vote: 4,328,182
3. Sole power to dispose or direct the disposition: 20,237
4. Shared power to dispose or direct the disposition: 4,328,182
Transactions in the class effected during the past sixty days:
Item 5(c) is hereby amended and restated to read as follows:

A. Philotimo
The transactions in the Shares by Philotimo since the filing of Amendment No. 10 to the Schedule 13D are set forth in Exhibit 1 and are incorporated herein by reference. All of such transactions were effected in the open market.

B. PHLOX
PHLOX has not transacted in the securities of the Issuer during the past sixty days.

C. KWM
The transactions in the Shares by KWM through the Managed Accounts since the filing of Amendment No. 10 to the Schedule 13D are set forth in Exhibit 1 and are incorporated herein by reference. All of such transactions were effected in the open market.

D. Mr. Kanen
Mr. Kanen has not transacted in the securities of the Issuer during the past sixty days.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: 1 - Transactions in Securities.

## Signatures
- Philotimo Fund, LP: /s/ David L. Kanen, David L. Kanen, Managing Member of Kanen Wealth Management, LLC, its general partner (07/10/2025)
- Philotimo Focused Growth & Income Fund: /s/ David L. Kanen, David L. Kanen, Managing Member of Kanen Wealth Management, LLC, its investment adviser (07/10/2025)
- Kanen Wealth Management LLC: /s/ David L. Kanen, David L. Kanen, Managing Member (07/10/2025)
- Kanen David: /s/ David L. Kanen, David L. Kanen (07/10/2025)